UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2005 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING AMERICAS SAVINGS PLAN AND ESOP

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

or

P.O. Box 810

1000 AV Amsterdam

The Netherlands

ING AMERICAS SAVINGS PLAN AND ESOP

Consents of Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the ING Americas Savings Plan and ESOP are being filed herewith:

	Financial Statements and Supplemental Schedule
	December 31, 2005 and 2004, and the year ended December 31, 2005:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
	December 31, 2005 and 2004		2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
	December 31, 2005 and 2004		3

	Notes to Financial Statements		4

	Supplemental Schedule:
	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		12

	Signature Page		13

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

Plan Administrator

ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the ING Americas Savings Plan and ESOP as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Atlanta, Georgia

June 14, 2006

ING AMERICAS SAVINGS PLAN AND ESOP

Statement of Net Assets Available for Benefits

As of December 31, 2005 and 2004

	2005	2004
Assets
Investments at fair value:
Mutual funds	$421,684,703	$370,113,205
ING Groep Shares	175,371,514	158,537,128
Participant loans	13,480,251	14,547,349
Guaranteed investment contracts; at contract value	349,354,566	341,851,726
Net assets available for benefits	$959,891,034	$885,049,408

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP

Statements of Changes in Net Assets Available for Benefits

For the year ended December 31, 2005 and 2004

	2005	2004
Additions:
Interest and dividends	$27,027,537	$20,896,798
Net appreciation in fair value of investments	47,882,248	74,326,260
Contributions - participants	45,171,504	45,038,860
Contributions - employer	30,059,283	30,208,216
Rollover contributions	2,413,243	4,367,111
Transfer of assets from related plan	-	13,724,223
Total additions	152,553,815	188,561,468
Deductions:
Benefits paid directly to participants	74,402,208	64,311,326
Administrative expenses	991,735	804,915
Deemed distributions	2,318,246	1,714,509
Total deductions	77,712,189	66,830,750
Net increase	74,841,626	121,730,718
Net assets available for benefits:
Beginning of year	885,049,408	763,318,690
End of year	$959,891,034	$885,049,408

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

December 31, 2005

1.	Description of the Plan

The following is a general description of the ING Americas Savings Plan and ESOP, hereinafter referred to as the “Plan.” Participants should refer to the Plan documents, including the Summary Plan Description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the “IRC”) Section 401(a) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ING North America Insurance Corporation is the Plan sponsor (“Plan Sponsor”) and the ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”). ING National Trust is the trustee of the Plan.

The Plan covers all eligible employees of ING North America Insurance Corporation (“ING” or the “Company”) as well as various other related ING participating employers.

Investment Options

At December 31, 2005, the Plan’s assets were invested in the following investment vehicles: ING Growth Fund - Class I, ING Index Plus LargeCap Fund - Class I, ING Index Plus MidCap Fund - Class I, ING Index Plus SmallCap Fund - Class I, ING Intermediate Bond Fund - Class I, ING International Value Fund - Class I, ING LargeCap Growth Fund - Class I, ING Leveraged Stock Fund, ING Life of Georgia GIC Account, ING Market Stock Fund, ING Real Estate Fund - Class I, ING Security Life GIC Account, Merrill Lynch Equity Index Trust, MFS Institutional International Equity Fund, Stable Value Option and Washington Mutual Investors Fund - Class R-5.

Concentrations of Risk

At December 31, 2005 and 2004, the Plan’s assets were significantly concentrated in ING mutual funds and shares of ING Groep N.V. (“Groep”) common stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution. Company contributions are based on participant deferrals and eligible earnings. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore accounts previously forfeited, or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Most participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Certain specified participants are subject to a five year vesting schedule. Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ING’s managed long term disability plan, or (4) termination or partial termination of the Plan.

The amount of cumulative forfeited nonvested participant accounts as of December 31, 2005 and 2004, respectively, was $758,837 and $534,285.

Employee Contributions

All participants in the Plan may contribute up to 50% of their pretax annual compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Employer Contributions

The Company matches participant pre-tax contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation. The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Allocation of Shares

No shares were allocated in 2005.

Dividends

Dividends paid on Groep Shares are distributed to participants. Vested participants (except those who are suspended from making contributions to the Plan due to a hardship distribution) could elect to have the dividends remain in the Plan or to receive the dividends in cash. Those participants electing a cash payment are subject to current taxation on the amount received, but are not subject to the 10% penalty tax on early Plan distributions. Participants who were not vested or who were suspended from the Plan due to a hardship distribution were required under the terms of the Plan to receive their Groep Shares dividends in cash. Dividends distributed as cash were $698,343 and $660,644 for the years ended December 31, 2005 and 2004, respectively.

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000.

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s vested account balance; for any participant balances invested in Groep Shares, election may be made to receive that portion of benefits in Groep Shares. Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Administrative Expenses

The Plan is responsible for paying all Plan expenses unless the Company elects to pay them. Forfeitures were used to pay Plan expenses as permitted by the Plan documents. Administrative expenses, net of forfeitures, were $991,735 and $804,915 for the years ended December 31, 2005 and 2004, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep Shares, guaranteed investment contracts (“GICs”), money market funds and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market. Investments in Groep Shares are based on the quoted market price in an active market of the common shares of Groep. Certain investments in contracts with insurance companies are stated at contract value, in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans (“SOP 94-4”). Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value.

Loans to participants are valued at their outstanding balances, which approximate fair value.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.	Investments

The value of individual investments that represent 5% or more of the Plan’s total net assets is as follows as of December 31:

	2005	2004
ING Leverage Stock Fund, 8,431,900 and 9,278,070
shares, respectively	$128,901,792	$121,428,311
Fidelity Blue Chip Growth Fund	-	46,503,022
ING Index Plus LargeCap Fund - Class I	67,856,799	-
ING LargeCap Growth Fund - Class I	63,255,827	-
ING Life of Georgia GIC Account	99,169,438	100,854,382
Merrill Lynch Equity Index Trust	-	43,723,183
Stable Value Option	220,772,343	211,191,126

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

The net appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation on those investments, is as follows for the years ended December 31:

		2005	2004
*	Mutual funds	$12,615,757	$28,289,514
*	ING Groep shares	27,019,431	37,402,976
**	Interest credited on insurance contracts	8,247,060	8,633,770
	Net appreciation in fair value	$47,882,248	$74,326,260

*	These investments are stated at fair market value which is based on the quoted market price in an active market.
**	Amounts reported represent the realized gains or losses on the investment contracts.

5.	Investments in Insurance Contracts

As of December 31, 2005 and 2004, the Plan maintained three GIC related investment options as follows: ING Life of Georgia GIC Account (GA 127-B), ING Security Life GIC Account (GA 110-B), and The Stable Value Option. The Stable Value Option is supported by GIC and Separate Account GIC contracts as follows: Choice One contract GA-51478-1 issued by ReliaStar Life Insurance Company (a party in interest), and a Separate Account GIC contract ST-14698 issued by ING Life Insurance and Annuity Company (a party in interest). The contracts held by the Plan are considered fully benefit-responsive in accordance with AICPA SOP 94-4 and are carried at contract value. As of December 31, 2005 and 2004, the fair value of the investments in insurance contracts is approximately $346,026,213 and $348,016,993, respectively.

The earnings of the GIC funds are based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer annually for GA 127-B, GA 110-B and GA 51478-1, semi-annually for GA 14698.

Premature termination in whole or in part of the contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its current market value. One of the contracts (ST-14698) permits a book value corridor through which a threshold percentage (e.g., 20%) of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

The average yield for all contracts is as follows for the years ended December 31:

	2005	2004
GA 127-B	6.65%	6.95%
GA 110-B	6.25	6.50
GA 51478-1	7.00	6.94
GA 14698	3.90	3.73
GA 14679	-	6.73

The crediting interest rate for all contracts is as follows as of December 31:

bb	2005	2004
GA 127-B	6.65%	6.95%
GA 110-B	6.25	6.50
GA 51478-1	6.95	6.95
GA 14698	3.90	3.58
GA 14679	-	6.73

The minimum crediting interest rate for all contracts is as follows for the years ended December 31:

	2005	2004
GA 127-B	3.00%	3.00%
GA 110-B	3.00	3.00
GA 14679	-	6.86

The underlying contracts have no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

6.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Groep shares and GICs that are managed by affiliated companies of the Plan Sponsor. These funds are considered parties-in-interest (as defined in ERISA) to the Plan. At December 31, 2005 and 2004, respectively, funds of $867,104,078 and $704,924,253 were held in such investments and are considered parties-in-interest to the Plan.

Supplemental Schedule

ING AMERICAS SAVINGS PLAN AND ESOP

EIN: 52-1317217	Plan No.: 001

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

At December 31, 2005

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of	Current
	Similar Party	Investment	Value
*	ING Growth Fund - Class I	Mutual Fund Shares	$42,536,306
*	ING Index Plus LargeCap Fund - Class I	Mutual Fund Shares	67,856,799
*	ING Index Plus MidCap Fund - Class I	Mutual Fund Shares	33,853,743
*	ING Index Plus SmallCap Fund - Class I	Mutual Fund Shares	34,904,285
*	ING Intermediate Bond Fund - Class I	Mutual Fund Shares	38,897,263
*	ING International Value Fund - Class I	Mutual Fund Shares	44,768,661
*	ING Large Cap Growth Fund - Class I	Mutual Fund Shares	63,255,827
*	ING Leveraged Stock Fund	Shares of Company Stock	128,901,792
*	ING Life of Georgia GIC Account	Guaranteed Investment Contract	99,169,438	***
*	ING Market Stock Fund	Shares of Company Stock	46,469,723
*	ING Real Estate Fund - Class I	Mutual Fund Shares	16,305,113
*	ING Security Life GIC Account	Guaranteed Investment Contract	29,412,785	***
	Merrill Lynch Equity Index Trust	Mutual Fund Shares	47,730,121
	MFS Institutional International Equity Fund	Mutual Fund Shares	16,046,269
*	Stable Value Option	Guaranteed Investment Contract	220,772,343	***
	Washington Mutual Investors Fund Class - R-5	Mutual Fund Shares	15,530,315
*	Participant loans	**	13,480,251
			$959,891,034
Note:	Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions when the loan is issued,
	currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Americas Savings Plan and ESOP
	By:	ING US PENSION COMMITTEE
June 27, 2006		By:	/s/ Darryl Harris
Dated		Name:	Darryl Harris
		Title:	Chairman, ING U.S. Pension Committee